James S. Rowe To Call Writer Directly: +1 312 862 2191 james.rowe@kirkland.com	300 North LaSalle Chicago, IL 60654 United States +1 312 862 2000 www.kirkland.com	Facsimile: +1 312 862 2200

August 23, 2021

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Blaise Rhodes

Doug Jones

Charlie Guidry

Dietrich King

Re:	A.K.A. Brands Holding Corp.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted August 3, 2021

CIK No. 1865107

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, a.k.a Brands Holding Corp., a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-1 (the “Registration Statement”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated August 16, 2021, from the staff of the SEC (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). Where applicable, we have also referenced in the Company’s responses set forth below the appropriate page numbers of the revised prospectus contained in

Austin  Bay Area  Beijing  Boston  Dallas  Hong Kong  Houston   London  Los Angeles  Munich  New York  Paris  Shanghai  Washington, D.C.

Securities and Exchange Commission

August 23, 2021

the Registration Statement (the “Prospectus”) that addresses the Staff’s comment. In addition to addressing comments raised by the Staff in its letter, the Company has revised the Registration Statement to update certain other disclosures. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

Prospectus Summary

We Promote Diversity and Practice Responsible Fashion, page 3

1.

Please tell us whether you believe there are material reputational and other risks associated with holding yourself out as promoting responsible fashion and sustainability and revise your risk factor disclosure as necessary. In this regard, we note for example disclosure at the top of page 3 that in 2020 you introduced 500 to 800 new styles each week.

Response

The Company advises the Staff that it believes there are material reputational and other risks associated with holding itself out as promoting responsible fashion and sustainability and has revised its risk factors on pages 30 and 31 of the Prospectus to further describe those risks.

Exclusive Merchandise Drives Demand and Loyalty, page 6

2.

You disclose your gross profit margin for Pro Forma 2020 increased by approximately 140 basis points relative to 2019. Based on information on pages 77 and 100 it appears Pro Forma 2020 decreased 320 basis points relative to actual 2019. Please advise and revise as appropriate.

Response

In response to the Staff’s comment, the Company has revised its disclosure on page 7 of the Prospectus to clarify that gross profit margin for Pro Forma 2020 decreased by 169 basis points relative to 2019.

Inspirational Content Propels Customer Engagement and Efficient Marketing, page 6

3.	You revised your disclosure to state the metric “Earned Media Value” is calculated by a third party. Please expand your disclosure to state i) what the metric represents, ii) why

Securities and Exchange Commission

August 23, 2021

it provides useful information to investors and iii) how it relates to your business and reported amounts (e.g., net sales). Refer to Commission Release No. 33-10751 for guidance.

Response

In response to the Staff’s comment, the Company has removed Earned Media Value from the Prospectus.

Customer Acquisition, page 93

4.

We note your response to comment 15 and your revisions to this section. To provide investors with additional context, please disclose in this section that you did not have control over all four brands until 2021.

Response

In response to the Staff’s comment, the Company has revised its disclosure on page 102 of the Prospectus to clarify that it did not have control over all four brands until 2021.

Factors Affecting Our Performance

Customer Retention, page 94

5.

We note your response to comment 16 and your revisions to this section. To provide investors with additional context, please disclose in this section that you did not have control over all four brands until 2021.

Response

In response to the Staff’s comment, the Company has revised its disclosure on page 103 of the Prospectus to clarify that it did not have control over all four brands until 2021.

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Securities and Exchange Commission

August 23, 2021

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2191 or Michael P. Keeley at (312) 862-2144.

Sincerely,

/s/ James S. Rowe

James S. Rowe

cc:	Jill Ramsey

a.k.a. Brands Holding Corp.